UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

900 West Georgia Street, Suite 1825
Vancouver, BC V6C 3L2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

99.1	Rainchief Executes Letter of Intent with Chizum Oil LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: August 13, 2014	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President